Room 4561

July 24, 2006

Mr. Stephen E. Pomeroy
Chief Executive Officer
Pomeroy IT Solutions, Inc.
1020 Petersburg Road
Hebron, KY 41048

>   **Re: Pomeroy IT Solutions, Inc.**
>   **Form 8-K Filed April 18, 2006**
>   **File No. 000-20022**

Dear Mr. Pomeroy:

We have reviewed your response letter dated May 31, 2006 and have the following additional comment. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed April 18, 2006

1.   We have read your responses to prior comment numbers 3, 4 and 5 and note that you did not provide non-GAAP information in your latest earnings release furnished on Form 8-K on May 19, 2006. Please be advised that we do not believe that your disclosures regarding the non-GAAP information presented in your previous earnings releases complies with the relevant guidance. If you intend to resume presenting non-GAAP measures, ensure that your non-GAAP information is not presented in a full "pro-forma" statement of operations. This

presentation may create the unwarranted impression to investors that the non-GAAP statement of operations has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, your disclosures should provide all the information required by Item 10(e)(1) of Regulation S-K and, if applicable, should address the concerns noted in Questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Note that these disclosures should be robust and meaningful. You may respond to this comment by confirming your intention to comply with this guidance in the future.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Staff Accountant, at (202) 551-3408, Mark Kronforst, Assistant Chief Accountant at (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief